Exela Technologies, Inc.

2701 East Grauwyler Road

Irving, Texas 75061

October 14, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Taylor Beech

Re:	Exela Technologies, Inc. Registration Statement on Form S-3

Filed October 5, 2021

File No. 333-260046

Dear Mr. Beech:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Exela Technologies, Inc. (the “Company”) be accelerated to October 18, 2021 at 4:00 p.m., Eastern time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Catherine Goodall of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3919.

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Very truly yours,

EXELA TECHNOLOGIES, inc.

By:	/s/ Shrikant Sortur
Name: Shrikant Sortur
Title: Chief Financial Officer